APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Calliope Restaurant, LLC
Balance Sheet - unaudited
For the period ended [07/25/2021]

	Current Period [06/06/2021 to 07/25/2021]	
ASSETS		
Current Assets:		
Cash	$	12,000.00
Petty Cash	$	-
Accounts Receivables	$	-
Inventory	$	-
Prepaid Expenses	$	-
Employee Advances	$	-
Temporary Investments	$	-
Total Current Assets		12,000.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	**12,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-

Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		12,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		12,000.00
TOTAL LIABILITIES & EQUITY	$	**12,000.00**
Balance Sheet Check		-

I, khaled w albanna, certify that:

1. The financial statements of Calliope Restaurant, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Calliope Restaurant, LLC has not been included in this Form as Calliope Restaurant, LLC was formed on 06/06/2021 and has not filed a tax return to date.

Signature   _____

Name: khaled w albanna

Title: Chef/Owner